1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES OPERATIONAL UPDATE

December 16, 2011, Vancouver, BC - Great Basin Gold Ltd, (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today provided an operational update for its Burnstone Mine in South Africa.

The purpose is to provide an update on operational progress, mainly in development activities and the establishment of stoping blocks available for mining at Burnstone.

	First 2 months of quarter		% Variance
	Q3 2011	Q4 2011
Waste development (meters)	877	831	5
Ore development (meters)	1,756	2,259	29
Stoping (square meters)	4,573	3,729	(18)
Contained Au oz extracted – development **	3,300	4,140	25
Contained Au oz extracted – stoping **	1,440	1,364	(5)
Stoping square meters available	5,932	8,630	45
Contained average grade Au oz/tonne (g/t) - development	0.05 (1.45 g/t)	0.06 (1.86 g/t)	28
Contained average grade Au oz/tonne (g/t) - stoping	0.09 (2.89 g/t)	0.10 (3.15 g/t)	9
Tonnes milled	142,246	121,974	(14)
Recovered Au oz	3,903	4,467	14
Recovery % Au	89.6%	88.3%	(1)

** 95% Mine Call Factor

Burnstone Mine continued to make good progress in a number of areas, notably in ore development which increased by 29% and in contained gold extracted (development and stoping), which increased by 16% compared to the similar period in the previous quarter. The lower square meters stoped follows the announcement that the stope configurations would be changed to improve operational efficiencies that will show in cash costs, dilution and recovery grades. More significantly, the number of square meters available for stoping increased by 45%. Tonnes milled decreased by some 14%, mainly due to the depletion of the low grade development ore stockpile in the previous quarter.

The Company has also closed the previously announced US$150 million credit facility provided by Credit Suisse Ag and Standard Chartered Bank and the funds were drawn down. The Company has executed the associated zero cost collars (ZCC) hedge structure, which replaces the previously remaining 91,250 US$1,705 call options as well as the unexecuted 40,000 call options under the standby facility announced in August 2011, totaling 131,250 ounces. The new structure includes 82,737 call options priced at US$1,890 as well as a further 82,737 call options priced at US$1,930. The delivery of these ounces is spread over the 5 years ending December 2016. The graph below indicates the Company’s total hedge exposure after executing the restructured ZCC. It includes the ZCC structure executed in February 2011 which also has a collar price of US$1,930.

Ferdi Dippenaar, CEO and President commented; “We are making good progress with increasing the rate of ore development required to increase the number of stopes available for mining at Burnstone. The decision to increase the size of the mining blocks was the correct one, with resultant operational efficiencies already starting to show. Current stoping continues to confirm that the decision to use Long Hole Stoping as preferred mining method was correct. In addition, concluding the debt facility provides the necessary flexibility to ensure that the delayed production build up can be funded.”

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9223
Barbara Cano at Breakstone Group in the USA	1 (646) 452 2334

About Great Basin Gold

Great Basin Gold (GBG: TSX; GBG: NYSE Amex; GBG: JSE) is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on its two producing mines in the world's two richest gold regions: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Mine in the Witwatersrand goldfield of South Africa.

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
  operating and technical difficulties in connection with mining development activities;
  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
    expected effective future tax rates in jurisdictions in which our operations are located;
    the protection of the health and safety of mine workers; and
    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
  changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.